# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Digimarc Corporation., CIK 0001089443
CUSIP: 25382K100
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 3 COLUMBUS CIRCLE, FLOOR 15, NEW YORK, New York (NY), 10019
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001632108

## Reporting persons
- Lagoda Investment Management, L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 1,140,450; shared voting power 0; sole dispositive power 1,140,450; shared dispositive power 0; aggregate amount beneficially owned 1,140,450 (5% of the class)
  Comment: See Item 2 for additional information.

## Item 1. Issuer
Name of issuer: Digimarc Corporation.
Address of issuer's principal executive offices: 8500 SW Creekside Place, Beaverton, Oregon 97008.

## Item 2. Person Filing
Name of person filing: This report on Schedule 13G (this "Schedule 13G") is being filed by Lagoda Investment Management, L.P. (the "Reporting Person"). The Reporting Person serves as the investment manager to certain managed accounts (the "Accounts") and possesses the sole power to vote and the sole power to direct the disposition of all securities of the Issuer held by the Accounts. The general partner of the Reporting Person is Lagoda Investment Management, LLC, a Delaware limited liability company (the "General Partner"). Fatima Dickey, as the sole member of the General Partner, possesses the voting and dispositive power with respect to all securities beneficially owned by the Reporting Person. As of June 30, 2026, the Accounts held 1,140,450 shares of common stock, par value $0.001 per share (the "Common Stock"). Ownership percentages are based on 22,406,927 Shares issued and outstanding as of June 30, 2026, as reported by the Issuer in its Registration Statement on Form S-3, filed with the Securities and Exchange Commission on July 6, 2026. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, the Reporting Person beneficially owns 1,140,450 shares of Common Stock held in the aggregate by the Accounts.
Address of principal business office or, if none, residence: The address for the Reporting Person is 3 Columbus Circle, New York, NY 10019.
Citizenship: The Reporting Person is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,140,450
Percent of class: 5.0
Sole power to vote or to direct the vote: 1,140,450.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 1,140,450.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Lagoda Investment Management, L.P.: /s/ Jason A. Ozone, Jason A. Ozone / Chief Financial Officer & Chief Compliance Officer (08/14/2026)